GHOST FLOWER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

<u>Robert Peebler Executive Chairman and CFO Ghost Flower INC.</u>

To the Board of Ghost Flower, Inc:

I have reviewed the 2020 financial statements provided by our outsourced bookkeeping firm TBI Financials, based in Santa Barbara California.   The statements include the annual P&L, Balance Sheet, changes in Shareholders Equity, and changes in cashflows for our Company, Ghost Flower, Inc

Based on my review as a senior executive of the company and my understanding of the business including not being aware of many material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles (GAAP) generally accepted in the United States of America.

Robert Peebler
Executive Chairman & CFO
Ghost Flower INC

GHOST FLOWER INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1: Organization

Ghost Flower, Inc. ("the Company") is a Texas C-Corporation formed in June 2016, based in Houston, Texas. The Company designs, markets, and sells and distributes apparel and related products throughout the United States of America (the "U.S.) as well as some sales in International markets. The Company headquarters, fulfillment center, customer support is located in Texas with its designs and manufacturing contracted to USA based companies while some materials are sourced from international markets such as Italy.

Note 2: Revenue Recognition

The Company recognizes revenue when control of promised goods or services are transferred to a customer in an amount that reflects the consideration expected to be received in exchange for those goods or services. Control of the substantial majority of the products sold are transferred at performance obligation is satisfied is when the Company has a present right to payment for the goods, whether the customer has physical possession and title to the goods, and whether significant risks and rewards of ownership have transferred. Delivery is typically considered to have occurred at the time the title and risk of loss passes to the customer. Therefore, revenue is generally recognized upon shipment of the product when the customer takes ownership and assumes risk of loss. Revenue is reported net of returns and allowances and net of sales taxes collected.

Note 3: We Funder Equity Crowd Funding Raise

The Company successfully completed a We Funder Crowd Funding in Oct 2020 raising a total of $304,331 with 333 investors participating with total investments varying from $100 to $25,000. These additional funds allowed the company to complete its Fall/Winter collection and also provide needed working capital for marketing.

Note 4: 2020 Results and a Look Forward to 2021-Management Overview.

The Company ended the year with $217,903 in net revenues compared to $70,314 in 2019, a 300%+ revenue growth year over year. The growth can be mainly attributed to 1.) a new popular collection that included our new Onesie collection, 2.) the hiring of a digital marketing firm that provided a much stronger online presence including targeted ads, and 3.) co-branding wholesale deal with the Suzzanne Somers company and a strategic wholesale agreement with Backcountry.

The Company also increased its online classes with our Co-Founder, Bonnie Crotzer that was recently recognized via an article in Vanity Fair where the author took one of Bonnie's classes

and was sufficiently impressed to write an article on her experience. We plan to rapidly expand the online classes during 2021 with an emphasis on making the class option as part of the customer journey after a Ghost Flower purchase.

The company had a net loss of ($382,106) compared to a net loss of ($1,067,899) in 2019. The Companies current projections include continued losses in 2021 as we increase marketing spend and add some staff. Breakeven cash is projected to occur around $750,000 in revenues and profitability at the $1 million revenue mark. Our current plans are to reach the $750K goal in 2022 and $1 million in Revenues in 2023, all assuming that gross margins can be maintained in the 36-40% range and marketing as percent of revenues will decrease due to increasing marketing efficiencies. The Companies financial projections are dependent on many variables including the general health of the activewear market, continued online shopping growth even with Covid coming to an end, competition, and the ability for Ghost Flower to continue raise the needed working capital to remain solvent.

The financial emphasis of the company going into 2021 is continued improvements in merchandising to increase inventory turns and more efficiently spend inventory build dollars. Shipping costs as percent of net revenues have been higher than planned, mainly due to adopting free shipping on all purchases during Covid. The Company is considering setting a threshold on minimum purchases before the customer gets free shipping once Covid is behind us, depending on competition and the market reaction to those proposed changes. The Company expects to have another equity raise during this coming summer.

2021 has started out strong with Q1 with net revenue growth projected at 230% yr/yr and a plan for the year of revenues of $425-450K. The greatest uncertainties in our revenue forecast include a.) online activity as people come out of Covid hibernation, b.) rebuilding our digital marketing effectively in the face of changes in Facebook algorithms, privacy changes and the related impact on ads, c.) better management of inventory builds, and d.) our ability to raise additional Capital this summer.

One exciting activity in 2021 is the beginning of our planning for the first physical Ghost Flower retail store which is planned to be very experiential that will be as much of a health & wellness center as a retail store for selling Ghost Flower apparel.

.

Note 5: Subsequent Events

New Independent Director and CMO In January 2021 the Company appointed an additional Independent Director, Brad Saranecki who is an experienced marketing executive in consumer products including fashion, and also an expert in digital marketing. Mr. Saranecki will not only service on the Ghost Flower Board but has also been contracted to serve as the Ghost Flower Chief Marketing Office (CM)) to provide over-arching guidance to the company on marketing strategy and execution. Included in Mr. Saranecki's contract is 100,000 stock options with a grant date Feb 1st, 2021.

Facebook Pixel on January 31st, 2021 the Company terminated the contract with Madwire that provided digital and social media services to Ghost Flower for the past year. Although the Company was pleased with the work that Madwire had done for the company, the Board determined a more experienced digital marketing company with fashion experience was needed. The Company subsequently hired CTZN, a Colorado based firm with strong consumer/fashion credentials. One other important reason the Company terminated the contract with Madwire was their business model where Madwire owned the FaceBook Pixel rather than the Company. A Facebook Pixel is a piece of code installed on your website to track site engagement and helps form new audiences and reconnect with customers. The Pixel algorithms slowly build knowledge of customers and become more accurate and effective overtime. When the Company took the decision to change marketing firms the Board knew that the Company would be starting from scratch and would lose one year of history. The Board felt it was important that the Company owns the Facebook Pixel, and the longer the Company waited to make the change the more customer insights would be lost. The change has proved to be painful as expected, but we are noticing improvements day by day and are optimistic that we are on the path to only get better going forward.

IOS Privacy Updates + Performance. Advertising with Facebook has increasingly become more challenging due to recent developments in Privacy Laws + updates. With Apple's latest iOS Privacy Update, all iOS users are now given the option to opt-in to being tracked with a pixel or cookies. This means the default is to be opted out, whereas previously, users were defaulted to be opted in. Considering the major drop-off in users electing to have their location tracked in similar update several years ago, we are bracing ourselves for impact. We have already noticed a decline in Facebook's ability to learn + optimize at the rate it once used to with these current changes taking shape. What we are doing to combat these challenges include installed Conversion API between Facebook + Shopify. This allows Shopify to feed site activity data directly into Facebook in order to help campaign optimization. We are also doing more testing with our ad creative, messaging and audiences plus we are leaning forward with improving our CRM (email/text) including improved retargeting. It may take a few months to completely optimize, but fortunately with a team effort we are still growing over 220% year over year through the end of March.

Working Capital The Company ended 2020 with $53K in cash and projected a need for substantially more working capital in the first half of 2021 to replenish inventory of hot items that are out of stock and to increase marketing spend to more rapidly build the Ghost Flower customer base and continue to double revenues year over year. Rather than going to the equity market and further diluting existing shareholders, the Founders, Bob & Susie Peebler, agreed to loan the company an additional $100,000, but rather than a typical interest-bearing loan, modeled the loan from Shopify Capital where a fixed fee is charged, and the loan is paid back via remittance payments calculated as a percent of net online revenues. Also, to provide additional working capital as a safety net as the company retools marketing, the Company also pulled down and additional $25,000 from Shopify Capital and The Peebler's have agreed to delay payments on their loan until Shopify Capital loan is paid down. The terms of the Peebler note are as follows: Fee = 12% for a total amount due of $112,000 with a remittance rate of 16% of net revenues due the first of each month after the Shopify Loan is paid down. The terms of the Shopify Capital Loan: Fee = 8% and remittance rate of 10%. The difference in the fee and remittance rate between the Peebler' loan and Shopify Capital is due to the size of the Peebler loan (x4) and being remittance pays being deferred until Shopify Capital loan is paid-off and the associated increase risk. Due to a potential conflict of interest, only the Independent Board members voted on accepting the Peebler loan plus the majority of non-interested shareholders voted in favor of the Peebler loan.

Inventory A critical focus for the Company for the balance of 2021 is improving inventory management. After going through the third manufacturing cycle the company has much more customer data to base inventory builds upon. The company intends to reduce the total number of SKU's being carried and rather than one large new collection build each year to start have smaller builds thorough the year.

Capital Raise The company is currently assessing the needed working capital to execute its business plan including being plans for the first Ghost Flower retail bricks and mortar store, likely in California. There is a high probability that another equity crowd funding will be executed early late spring/early summer depending on cash flow projects that support the go-forward plan.

Ghost Flower, Inc

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Apparel Revenues	
4005 Online Sales (Shopify)	202,280.74
4200 Discounts	-24,085.38
4300 Refunds	-16,028.54
Total 4005 Online Sales (Shopify)	**162,166.82**
4010 Wholesale	55,736.62
Total 4000 Apparel Revenues	**217,903.44**
Total Income	**$217,903.44**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Fulfillment Shipping	26,650.09
5200 Merchant Fees	1,666.97
5300 Product Cost	107,768.74
Total 5000 Cost of Goods Sold	**136,085.80**
Total Cost of Goods Sold	**$136,085.80**
GROSS PROFIT	**$81,817.64**
Expenses	
10000 Marketing	
10005 PR + Print Advertising	14,598.61
10010 Digital Marketing	108,288.09
10020 Consultants (Marketing)	7,884.39
10025 Gifting	864.91
10030 Misc Marketing & Creative	150.00
10035 Photoshoots & Retouching	25,611.49
Total 10000 Marketing	**157,397.49**
10050 Design/Production	
10055 Manager - Production	51,402.90
10070 Pattern Maker	25,760.88
10085 Design Costs	2,733.39
10090 Sampling Expense	5,459.60
10105 Travel & Transportation	3,203.52
Total 10050 Design/Production	**88,560.29**
10200 Overhead	
10225 Rent	9,822.40
10230 Insurance	597.66
10235 Corporation Fees	84.00
10240 Payroll Expenses	
Employee Wages	15,590.00
Payroll Processing Fees	546.00
Payroll Tax	1,791.60
Total 10240 Payroll Expenses	**17,927.60**

Ghost Flower, Inc

Profit and Loss

January - December 2020

	TOTAL
10250 Legal	13,899.17
10255 Dues & Subscriptions	13,557.54
10270 Meals & Entertainment	1,084.98
10300 Consulting (Finance)	7,000.00
10305 Accounting	35,613.50
10310 Bank Charges	1,690.50
10315 Interest Expense	3,985.33
10320 Office Supplies	1,542.14
10325 Shipping, Freight & Delivery	20,308.45
10330 Storage Fees	22,373.12
Total 10200 Overhead	**149,486.39**
Total Expenses	**$395,444.17**
NET OPERATING INCOME	$ -313,626.53
NET INCOME	$ -313,626.53

Ghost Flower, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1-5000 Wells Fargo 1623	620.01
1-5001 PayPal	249.51
1-5005 Wells Fargo 3210	49,061.85
Total Bank Accounts	**$49,931.37**
Other Current Assets	
Accrued Account Receivables	3,576.76
Inventory Assets	
1-5100 Finished Products	105,883.68
1-5110 Offline Inventory	10,337.45
Raw Materials	
1-5140 Fabric	48,307.54
1-5160 Trims	8,940.76
Total Raw Materials	**57,248.30**
Total Inventory Assets	**173,469.43**
Prepaid Expenses	1,349.75
Total Other Current Assets	**$178,395.94**
Total Current Assets	**$228,327.31**
Fixed Assets	
1-5320 Website Development	180,781.00
1-5321 Website Content	92,930.00
1-5322 Digital Automatic Single Head Press	3,598.44
1-6000 Deferred Tax Asset	373,263.00
1-6010 Valuation Allowance Deferred Taxes	-373,263.00
Total Fixed Assets	**$277,309.44**
Other Assets	
1-5340 Accumulated Amortization	-162,892.00
Total Other Assets	**$ -162,892.00**
TOTAL ASSETS	**$342,744.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2-5460 Accounts Payable	12,634.57
Total Accounts Payable	**$12,634.57**
Credit Cards	
2-5480 Wells Fargo CC 4790	18,650.50
Total Credit Cards	**$18,650.50**
Other Current Liabilities	
2-5585 Gift Cards Redeemed	-3,962.70

Ghost Flower, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
2-5590 Gift Cards Sold	6,975.50
5200.20 Sales Tax Payable	
2-5555 CA Sales Tax Payable 8.5% SF County	735.74
2-5560 TX Sales Tax Payable 6.25%	297.60
2-5565 NY Sales Tax 4%	1,046.27
Total 5200.20 Sales Tax Payable	**2,079.61**
Accrued Payroll	432.70
Total Other Current Liabilities	**$5,525.11**
Total Current Liabilities	**$36,810.18**
Long-Term Liabilities	
Working Capital Note Payable	26,800.00
Total Long-Term Liabilities	**$26,800.00**
Total Liabilities	**$63,610.18**
Equity	
30000 Common Stock	675.00
30500 Additional Paid in Capital	2,297,817.00
31000 Series Seed Preferred Stock	431,073.72
32000 Retained Earnings	-2,420,186.18
WeFunder Investors	283,381.56
Net Income	-313,626.53
Total Equity	**$279,134.57**
TOTAL LIABILITIES AND EQUITY	**$342,744.75**

Ghost Flower, Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-313,626.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1-5100 Inventory Assets:Finished Products	34,049.15
1-5110 Inventory Assets:Offline Inventory	-706.22
1-5140 Inventory Assets:Raw Materials:Fabric	5,182.45
1-5160 Inventory Assets:Raw Materials:Trims	-144.60
Accrued Account Receivables	-3,576.76
Prepaid Expenses	-1,349.75
2-5460 Accounts Payable	-7,361.07
2-5480 Wells Fargo CC 4790	542.37
2-5555 Sales Tax Payable:CA Sales Tax Payable 8.5% SF County	-318.84
2-5560 Sales Tax Payable:TX Sales Tax Payable 6.25%	208.90
2-5565 Sales Tax Payable:NY Sales Tax 4%	182.78
2-5585 Gift Cards Redeemed	-2,619.20
2-5590 Gift Cards Sold	1,975.00
Accrued Payroll	432.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**26,496.91**
Net cash provided by operating activities	**$ -287,129.62**
INVESTING ACTIVITIES	
1-5320 Website Development	-18,750.00
1-5322 Digital Automatic Single Head Press	-3,598.44
Net cash provided by investing activities	**$ -22,348.44**
FINANCING ACTIVITIES	
Working Capital Note Payable	26,800.00
30000 Common Stock	75.00
WeFunder Investors	283,381.56
Net cash provided by financing activities	**$310,256.56**
NET CASH INCREASE FOR PERIOD	**$778.50**
Cash at beginning of period	49,152.87
CASH AT END OF PERIOD	**$49,931.37**

GHOST FLOWER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED ECEMBER 31, 2020, 2019 AND 2018

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount			
Balance, January 1, 2018	-	$ -	1,195,000	$ -	$ -	$ (970,082)	$ (970,082)
Stock Based Compensation	-	-	70,000	3,370	-	-	3,370
Additional Paid in Capital	-	-	-	-	2,068,000	-	2,068,000
Net loss for the year 2018	-	-	-	-	-	(1,067,899)	(1,067,899)
Balance, December 31, 2018	-	$ -	1,265,000	$ 3,370.00	2,068,000	$ (2,037,981)	$ 33,389
Notes payable converted to preferred stock	1,441,649	431,074	-	-	-	-	431,074
Forfeited shares	-	-	(9,600)	-	-	-	-
Reverse stock split 1 for 100	-	-	(1,252,350)	-	-	-	-
Stock based compensation	-	-	600,000	600	-	-	600
Additional capital contributed	-	-	-	-	226,447	-	226,447
Net loss for the year 2019	-	-	-	-	-	(382,106)	(382,106)
Balance, December 31,2019	1,441,649	$ 431,074	603,050	$ 3,970	2,294,447	$ (2,420,087)	$ 309,404
Notes payable converted to preferred stock	-	-	-	-	-	-	-
Forfeited shares	-	-	-	-	-	-	-
Investment Fees - WeFunder	-	$ (21,844.44)	-	-	-	-	(21,844.44)
Stock based compensation	-	-	-	-	-	-	-
Additional capital contributed	452,289	$ 305,226.00	-	-	-	-	305,226
Net loss for the year 2020	-	-	-	-	-	(314,131)	(314,131)
Balance, December 31,2020	1,893,938	$ 714,456	603,050	$ 3,970	$ 2,294,447	$ (2,734,218)	$ 278,655